FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of May 2004

                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: May 26, 2004

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated 26 May 2004
                            Director Declaration

Exhibit 99


Unilever PLC

In accordance with Listing Rule 16.4, set out below are further details in respect of the Directors appointed at the AGM on 12 May 2004.


Executive Director

Mr Kees van der Graaf

Other positions held:

None

Interests in Unilever Shares:
Executive options
43,950 over Unilever NV Euro 0.51 ordinary shares
293,000 over Unilever PLC 1.4p ordinary shares
All employee options
250 over Unilever NV Euro 0.51 ordinary shares
Bonus in shares scheme (bonus + matching shares)
3,472 Unilever NV Euro 0.51 ordinary shares
24,216 Unilever PLC 1.4p ordinary shares
TSR LTIP - vested shares
1,162 Unilever NV Euro 0.51 ordinary shares
8,686 Unilever PLC 1.4p ordinary shares
TSR LTIP - awards not yet vested
7,739 Unilever NV Euro 0.51 ordinary shares
52,376 Unilever PLC 1.4p ordinary shares



Non-Executive Directors

The Rt Hon The Lord Brittan of Spennithorne QC, DL

Other positions held:

UBS Limited - Chairman
UBS Investment Bank - Vice Chairman

Interests in Unilever shares:

None



The Rt Hon The Baroness Chalker of Wallasey

Other positions held:

Freeplay Energy plc - Director
Group 5 (Pty) Ltd - Director
Lafarge et Cie - Member, International Advisory Board
Africa Matters Ltd - Chairman
The South African Business Initiative - Director
Ashanti Goldfields Company Ltd - Director (Resigned 28 April 2004) Capital Shopping Centres PLC (Resigned 30 November 2000)

Interests in Unilever shares:

2,526 Unilever PLC 1.4p ordinary shares



Bertrand Collomb

Other positions held:

Vivendi Universal - Director
Lafarge - Chairman
TotalFinaElf - Director
Atco - Director
Allianz AG - Member, Supervisory Board
Banque de France - Member, Advisory Board

Interests in Unilever shares:

111 Unilever NV Euro 0.51 ordinary shares



Professor Wim Dik

Other positions held:

Van Gansewinkel Groep - Chairman, Supervisory Board
Holland Casino - Chairman, Supervisory Board
NV Casema - Chairman, Supervisory Board
ABN AMRO Bank NV - Member, Supervisory Board
Tele-Atlas NV - Member, Supervisory Board
Aviva plc - Non-Executive Director
LogicaCMG plc - Non-Executive Director
Carre Theatre, Amsterdam - Member, Supervisory Board
Spencer Stuart - Chairman, Dutch Advisory Board
Vos Logistics - Member, Supervisory Board (Resigned September 2003) TNT Post Group - Member, Supervisory Board (Resigned June 2003)

Interests in Unilever shares:

None



Oscar Fanjul

Other positions held:

Marsh & McLennan Companies - Director & Member, International Advisory Board Repsol-YPF - Honorary Chairman
London Stock Exchange - Director
ACERINOX SA - Director
Tecnicas Reunidas SA - Director
The Carlyle Group - Member, European Advisory Board
Omega Capital - Vice-Chairman
Goldman Sachs - International Advisor
Hidroelectrica del Cantabrico SA - Chairman (Resigned 2001)

Interests in Unilever shares:

692 Unilever NV Euro 0.51 ordinary shares



Claudio X (Laporte) Gonzalez

Other positions held:

Kimberly-Clark Corporation - Director
Kimberly-Clark de Mexico - Chairman & CEO
Kellogg Company - Director
General Electric Company (USA) - Director
Grupo Carso SA - Director
Grupo Televisa - Director
Grupo Alfa - Director
Fondo Mexico - Director
Home Depot - Director
America Movil - Director
Investment Company of America - Director
JP Morgan Chase - Member, International Advisory Council

Interests in Unilever shares:

25,000 Unilever PLC ADRs (1 ADR represents 4 Unilever PLC 1.4p ordinary shares)



Hilmar Kopper

Xerox Corporation - Non-Executive Director
DaimlerChrysler AG - Chairman, Supervisory Board
Magna International - Member, Advisory Board
Deutsche Bank AG - Chairman of the Supervisory Board (Resigned May 2002) Akzo-Nobel NV - Member, Supervisory Board (Resigned April 2003)
Bayer AG - Member, Supervisory Board (Resigned April 2002)
Solvay SA - Member, Supervisory Board (Resigned June 2003)

Interests in Unilever shares:

None



The Lord Simon of Highbury CBE

Other positions held:

Suez Group - Non-Executive Director
Volkswagen AG - Member, Supervisory Board
LEK Consulting - Member, Advisory Board
Fortis - Member, International Advisory Council
Morgan Stanley Dean Witter - Member of European Advisory Board
Konigswinter - Director

Interests in Unilever shares:

2,947 Unilever PLC 1.4p ordinary shares



Jeroen van der Veer

Other positions held:

Royal Dutch/Shell Group of Companies - Chairman of the Committee of Managing Directors.
Royal Dutch Petroleum Company - President
De Nederlandsche Bank - Member - Supervisory Board
The Society of Chemical Industry - World President

Interests in Unilever shares:

5,600 Unilever NV Euro 0.51 ordinary shares




There is no information to disclose in respect of 6.F.2 (b) - (g) in respect of any of the Directors named above.